EXHIBIT 99.2

Amira Nature Foods

Second Quarter Fiscal Year 2014 Earnings Conference Call

November 11, 2013

Operator: Greetings and welcome to the Amira Nature Foods Second Quarter 2014 Earnings Conference Call. At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero, on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host Miss Katie Turner of ICR. Thank you, Miss Turner; you may begin.

Katie Turner: Good afternoon everyone and welcome to Amira Nature Food’s Second Quarter Fiscal Year 2014 Earnings Conference Call. On the call today are Karan Chanana, Amira’s Chairman and Chief Executive Officer; Ashish Poddar, Chief Financial Officer; and Anil Chawla, Vice President, Legal.

By now, everyone should have access to the earnings release which went out today at approximately 4:00 pm Eastern Time. If you have not had a chance to review the release, it’s available on the Investor Relations portion of Amira’s website at www.amirafoods.com. This call is being webcast and a replay will be available on the Company’s website.

Before we begin, we’d like to remind everyone that prepared remarks contain forward-looking statements and Management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and those mentioned in the earnings release. You should know that the Company’s actual results may differ materially from those projected in the statements due to a variety of factors affecting the business. Except as required by law, the Company undertakes no obligation to update forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Also in the Company’s earnings release and in today’s prepared remarks may include EBITDA, adjusted net working capital and net debt, which are non-IFRS financial measures. A reconciliation of these non-IFRS measures to their most directly comparable IFRS financial measures are included in the Company’s press release issued earlier today and is also posted on the Company’s website.

And with that, I’d like to turn the call over now to Karan Chanana, Chairman and CEO.

Karan Chanana: Thanks, Katie. Good afternoon everybody. Thank you for joining us on today’s call. I will provide a brief overview of our financial highlights and provide you with an update on our business and growth initiatives, then Ashish will review the financial results for the quarter and fiscal year-to-date and discuss our guidance for Fiscal 2014. After that, we’ll open up the call for your questions.

We are pleased to report another strong quarter for Amira. In the second quarter, our revenue increased 36.1%, driven by growth both in India and internationally. Our consistent top line growth underscores our success in continually adding new customers and expanding our business as the growing global demand for our premium products and offerings, including our core basmati rice, in addition to our expanding product portfolio of ready-to-eat snacks, meals and complementary products. Our strong EBITDA growth, which increased 38.1% compared to the prior year quarter highlights our ability to leverage our operating costs across higher sales volume along with the benefit from growing economies of scale. We are in a strong position as we begin the second half of Fiscal 2014 and we remain on-track to achieve our annual guidance and deliver another record year.

Our business will continue to benefit from positive overall industry dynamics as well as the various growth initiatives that we have in place. The harvest of basmati and specialty rice is happening now and looks to be another strong harvest as the paddy arrivals in the auction centers are very strong, prices are up but demand is even stronger. We continue to expect this to be another strong harvest year. With our leading position in the industry, Amira is positioned to benefit from the strong supply.

In the quarter, we continued to add distribution centers in India. We added three centers in the second quarter with a total of four year-to-date. We continue to have success in servicing both the traditional trade, including the mom-and-pop stores throughout the countryside in India, as well as capitalizing on the evolving and growing Western-style modern retail. The total number of modern retail doors increased to 1,900 out of the approximately 4.500 in India. We continue to make progress on further diversifying our product portfolio, introducing our products to potential new customers, as well as educating our existing customers on our expanding product line.

We recently have attended important industry food shows and we are extremely encouraged by the interest in our products and the high number of leading retailers and food distributors that visited our booths. At the end of September, we attended the National Foods Expo East, which was held in Baltimore. This is the largest natural organic and healthy products trade show on the East Coast. We were excited about the opportunity to educate the show attendees, which included buyers from many of the leading retailers in the United States and distributors that focus on organic and natural products about Amira’s offerings that are in line with these companies’ goal of expanding their own healthy product offerings.

Going ahead, aged basmati rice is a gluten-free product. Amira is well-positioned to capitalize on the growing trend of consumers becoming increasingly concerned about moderating gluten intake. Many retailers are focusing on offering their customers a higher number of gluten-free options. This provides a strong growth opportunity for the Amira brand to gain market share with these retailers, with our rice offerings as well as our complementary snack offerings.

Last month, we attended Anuga Food and Beverage Fair which was held in Cologne, Germany. Anuga is a leading food fair in the world for retail trade and food service. At this show, we introduced our new range of organic ready meals. We were able to showcase our new products to buyers from leading food retailers across the globe and distributors internationally. The response to our organic ready meals has been hugely positive. In the Long-term, we believe the growth in organic products represents a significant opportunity for Amira’s business and that our organic offerings will be an integral part of our product portfolio in the future.

We created the Amira organics business division in June of this year and hired industry veterans to oversee the launch of this segment of our business. We are first launching our organic ready meals in India by the first half of 2014, and plan to begin rolling this product out in the United States starting the second half of 2014. This will serve as a platform for us to expand our roll-out of organic products internationally. Organic product demand continues to grow and we are well-positioned to capitalize on this evolving trend in consumer taste.

As we further diversify our product offerings, we are concurrently working on increasing consumer awareness of the Amira brand and our established position as a leader in premium and specialty rice product offerings. For example, in the United States, we’re beginning work on a grass roots marketing effort to expand knowledge of the Amira brand, and perhaps more importantly, to increase the consumer awareness and understanding of Indian basmati rice, such as its unique aromatic flavor, taste profile which clearly differentiates basmati from other rice products.

Let me remind you that basmati rice is a super grain. Why? Because for its taste, flavor, natural aroma and health benefits; it’s gluten-free, allergy-free and cholesterol-free.

We’ve enjoyed strong growth in the United States over the past few years and have strong relationships with leading retailers such as Costco, but we’ve only just scratched the surface of its full potential. This initiative of ours is still in the early phases and we’re currently in the process of hiring the right people in our sales and marketing department to create the team that will carry out this marketing campaign. Educating American consumers about basmati rice will help drive the sales of our core rice products as well as our complementary snacks and ready meals.

As we begin the back half of Fiscal 2014, we are very well-positioned to benefit from the positive industry dynamics. Our strong and expanded product offerings and our ability to consistently attract new customers, both in India and internationally, as well as expand our sales with existing customer, we remain focused on continuing to execute on the same six initiatives that we’re previously outlined. These include accelerating our global brand building and value-added product offerings such as the organic products I mentioned today. Second, strengthening our distribution footprint in India; third, develop relationships with key retailers. As I said, we’ve only just scratched the surface of our full potential. Fourth, leverage our international presence to enhance branded penetration into new markets; fifth, expanding to high-growth markets. As we discussed on our last call, we recently introduced Amira-branded products in the UK. Thus far, we’re very encouraged about our initial success in this large market. And lastly, increasing our processing capacity and operating efficiencies, we plan to more than double our processing capacity by building a new state-of-the-art facility. We remain on-track to complete this facility by 2015.

In summary, we are pleased with the progress of our business year-to-date in Fiscal 2014. We have a lot of exciting new developments in place and look forward to continuing to report strong financial results and deliver another record year in 2014.

With that, I’d like to turn the call over to Ashish to discuss the second quarter financial results in more detail.

Ashish Poddar: Thank you, Karan. Good afternoon everyone. For the second fiscal quarter ended September 30th, 2013, we reported revenue of $108 million compared to $79.4 million for the same period in Fiscal 2013, an increase of 36.1%. This revenue increase was primarily due to increased sales volume, both in India and internationally.

Cost of materials, including change in inventory of finished goods increased $20.8 million or 34% to $82 million in the second quarter of Fiscal 2014 from $61.2 million in the second quarter of Fiscal 2013. This increase primarily reflects the growth in revenue. As a percentage of revenue, the cost of material decreased to 75.9% in the second quarter of Fiscal 2014 compared to 77.1% in the second quarter of Fiscal 2013, primarily due to improved operating efficiencies and economies of scale.

Profit before tax increased to $9 million or 8.3% of revenue compared to $4.5 million or 5.6% of revenue for the second quarter of Fiscal 2013. This strong improvement was due to top line growth as well as improving leverage in our overall business.

EBITDA increased to $14.1 million or 13% of sales in the second quarter of 2014 compared to $10.2 million or 12.8% of sales in the same period last year.

Profit after tax for the second quarter of Fiscal 2014 increased 90% or $6.3 million compared to $3.3 million in the same period last year.

Basic and diluted earnings per shares was $0.18 for the second quarter of Fiscal 2014 compared to $0.09 for the second quarter of Fiscal 2013.

Turning briefly to our year-to-date results, for the six months ended September 30th, 2013, net revenue increased 36.8% to $218.3 million compared to $159.5 million in the same period of Fiscal 2013. EBITDA increased 40.2% to $28.6 million compared to $20.4 million in the same period last. Profit after tax increased 107.2% to $13.6 million compared to $6.6 million in the same period in Fiscal 2013.

Turning to our balance sheet, at September 30th, 2013, our cash balance was $46.2 million, adjusted net working capital was $223.2 million and had net debt of $102.6 million. After our successful IPO in the US last year, we had the opportunity to refinance some of our high-cost Indian debt which will reduce the cost of our debt by lowering the interest rate.

At the end of the second quarter of Fiscal 2014, inventory was $165.7 million or a decrease of $15.8 million from inventory of $181.5 million at year-end Fiscal 2013. As of September 30th, 2013, trade receivables were $69.5 million, an increase of $2.7 million from $66.8 million as of March 31st, 2013.

Turning to our outlook, as we stated in our press release today, the Company is reiterating annual guidance for the full year Fiscal 2014. We continue to expect revenue to grow to between $480 million to $507 million, and EBITDA to grow between $62 million to $66 million. This is in line with our long-term guidance previously provided to the investment community in connection with our initial public offering. We note that our guidance is based on foreign exchange rates as of September 30th, 2013. While we use forward contracts to hedge foreign currency risk, we believe it is prudent to maintain a conservative approach to our business.

To reiterate what Karan stated, we are on-track to deliver another year of record sales and earnings growth in Fiscal 2013.

Now, I would like to turn the call back to Karan for final comments. Thank you.

Karan Chanana: Thanks, Ashish. As you can tell from Ashish’s summary, we’ve delivered a strong performance in the first half of Fiscal 2014, consistent with our proven track record and we expect 2014 to be another record year. We’re a leader in an attractive and growing industry. We have a strong and growing presence in over 40 countries and these numbers will only continue to grow. In the Long-term, outlook remains the same as we discussed in our IPO offering investor communications. Our long-term guidance continues to be that we expect to be $1 billion in revenue in three to five years and generate EBITDA of $150 million in the same time period.

With that, I’d like to open up the call for your questions. Operator?

Operator: Thank you. We will now be conducting a question and answer session. If you would like to ask a question, please press star, one, on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two, if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question is from Thilo Wrede of Jefferies. Please go ahead.

Thilo Wrede: Good afternoon everybody. Karan, can you give us a little bit more color on the feedback you have received from retailers on your organic ready meals, kind of what they like about it, what they don’t like about it, what the timeline would be for commercial roll-out?

Karan Chanana: So far we’ve had our organic ready meals showcased at two prominent shows, like as I said, Natural Food Expo East. We met a few retailers there, and then last month at Anuga in Germany. The feedback initially has been very good. We’ve had (inaudible) with the feedback in the US. We’ve had a stronger feedback in Europe, I guess because it’s also faster consumption. The roll-out would be second half of 2014 because we’re going to first launch the product in India and then bring it to the US , followed by the UK and the rest of Europe.

Thilo Wrede: And that would be calendar ’14 or Fiscal ’14?

Karan Chanana: This is calendar ’14.

Thilo Wrede: Okay. All right, and then Ashish talked about the debt refinancing. Is the plan still to get this done in the next six or seven weeks?

Ashish Poddar: We’re working on it right now and I can’t comment on the six to seven weeks but, you know, we’re working very actively. All things being equal, you should hear something from us in the next eight to 12 weeks.

Thilo Wrede: Okay. When I look at your confirmed guidance, even at the high point of the guidance, you’re already 43% there. Last year at this time you were 39% of your total revenue for the full year, you know, you had accomplished in the first half of the year. Is there any reason to believe why the second half of this year should be weaker than the second half last year?

Karan Chanana: No, we have no reason to believe that so far.

Thilo Wrede: So (inaudible) the guidance is really truly a conservative stance?

Karan Chanana: And that’s what has been our style consistently since day one.

Thilo Wrede: Okay, thank you.

Karan Chanana: Thank you.

Operator: Thank you. The next question is from Akshay Jagdale of KeyBanc. Please go ahead.

Akshay Jagdale: Hi. Can you hear me?

Karan Chanana: How are you?

Akshay Jagdale: Good, good. Can you give us a little bit more color on the top line growth this quarter? Obviously again a very strong quarter so congrats on that, but just India, how much did India grow? How much did international? I’m assuming all of the growth is really rice-driven but if you can just help us directionally understand that, that would be great.

Ashish Poddar: Growth has been both international and in India. International has been this quarter growth stronger than India, but like I’ve always said, our business plans are yearly and quarters tend to be lumpy, and this has been consistent with it. The shipping of product to the consumer does not, you know, transcends timelines and that’s all it is. We are seeing strong volume growth and demand is strong.

Akshay Jagdale: Can you give us…

Karan Chanana: You know, we’ve gone from 1,200-odd modern retail doors to 1,900 out of an approximate universe of 4,500 and we are currently aiming to—we’re going to add more. So, both India and international that’s showing strong volume growth and demand.

Akshay Jagdale: Just, Karan, just roughly, can you give us a sense of like is India still growing 20% and international 50%, or how—can you even give us some round numbers directionally to help us?

Karan Chanana: I can give you an annualized number but doing that quarterly is not something we do, but we would say that so far international is ahead of India as it obviously means a lot more countries than one and the difference is not as stark as 20 and 50 I would say.

Akshay Jagdale: Okay, that’s helpful, and just going back to Thilo’s question on the guidance, so you’re being conservative, I get that, but is there any reason to believe that the bottom end of the guidance would imply there will be no growth on the top line, or maybe a decline. I know last year in the third quarter you had that unusual I guess shipment timing-wise, but can you—is there anything other than that shipment in terms of comparisons that we should be aware of when we’re modeling this? I mean just trying to get…

Karan Chanana: Like I said, we have no reason to believe the second half to be weaker, okay? We’ve been conservative very clearly and that’s very prudent on our part because, as you know, all our costs are in rupees. Approximately 50% of our revenue is international, which is hedged, and 40% is in India, which the (inaudible) are causing India to be powerless. The translation rate is always there and leads us to be conservative which is the in-built measure of how we operate and that’s what it is. We are very comfortable about meeting the top end of our guidance. I said that last quarter and I’m telling you now, and we don’t want to promise anything more than that.

Akshay Jagdale: That’s helpful. And can you just talk a little bit about UK? I mean obviously I was there to see of it, but give us your sense of the UK launch, how it’s going and maybe Ashish can comment on how much of those costs were already in the SG&A line?

Karan Chanana: The launch, was good. We are happy with that. We vetted some distributors and we look forward to entering new supermarkets in the first quarter of the next calendar year. So far we’re on track with that. Regarding the SG&A cost, I spoke about it earlier also. We bill it as we account for it as it happens, so SG&A costs relating to one country could be—could have happened maybe in the last quarter or this quarter. As we get invoicing, our auditors book it in the same quarter. We don’t have any pushback or deferred revenue expenditures like that.

Akshay Jagdale: Yes, and I just, you know, the SG&A number can be lumpy for your business. I mean the 1Q SG&A to sales is very different than 2Q and 3Q generally it looks like, so it’s been a little bit of a harder number to model and I was just wondering why the SG&A to sales was up sequentially that much. I mean any color on that? Is that just that you’re selling the branded-to-third party mix is higher in 2Q generally than 1Q? Is that what drives that SG&A number higher?

Ashish Poddar: SG&A, to our mind is in line with what we’ve been doing and there’s no percentage increase, for that matter.

Akshay Jagdale: No, Ashish, we can—I can follow up on that after the call. Can you also just give us some order of magnitude in terms of what you’re looking at on lower interest expense, and secondly, on the launch of these ready meals and organic, give us some sense of how much it could contribute to Fiscal ’15 sales?

Karan Chanana: You know, Akshay, we can’t give you a number on the Fiscal ’15 at the moment. Okay? I can tell you what I’ve said earlier. We will launch it in India in the first half of the calendar year of 2014. We’ll bring it to the US in the second half. The initial response in both in the shores (ph) and all the retailers and the follow up meetings next month in the US are very encouraging. We are meeting one of the—we are meeting with four large distributors in the next 90 days in the US, so initial response is great but I cannot give you a number and we have not modeled it into our Fiscal ’15. The way to look at the organic business is we look at it being a substantial portion going ahead in the next two to three years.

Akshay Jagdale: Okay, and just one last one on the crop. Can you—I mean I know last year you took some inventory positions given some dislocation in what the market thought and you did. Can you help us? I mean is it generally consensus that the crop is going to be larger this year and how much larger do you think the crop will be? And I guess, you’re—and give us some sense of how much the cost might be up to?

Karan Chanana: Now, first of all, last year, we have been consistently paying (inaudible) and maybe slightly up, and if you go back and look in the public domain, I have been gratified when the final figures came out it was flattish and not negative as everybody else said.

Now turning to the current harvest, the harvest is strong. So far, it’s early to give out complete numbers but we feel it is about 15% higher in volume over last year. Prices are up by about 20 to 25% in dollar terms. Demand is even strong, so I believe prices will remain firm. They will be passed on as they are and demand is very strong so sales are already happening as the harvest is coming out. This is a very healthy and positive time.

Akshay Jagdale: Okay, great. I’ll pass it on. Thank you.

Operator: Thank you. The next question is from Eric Katzman from Deutsche Bank. Please go ahead.

Eric Katzman: Hi. Hello everybody. Can you hear me okay?

Karan Chanana: Yes.

Eric Katzman: Okay, I guess I was just kind of wondering first, let’s say bigger picture, you know a lot of the companies that we’ve been talking to have suggested that with the currency fluctuations and political situation, et cetera, India’s economy has weakened pretty significantly. I guess, have you broadly seen that, even if it’s apparently not affecting your business yet? And Karan, are you at all concerned about the economic situation there and whether that could impact your business, and perhaps that’s also affecting the conservatism in your forecast?

Karan Chanana: Eric, the Indian politics and the Indian food consumption are mutually exclusive. Consumer companies, we can send you a list of some, are reported very good numbers; consumption is strong. The only decline has been a decline in growth. India is growing at just shy of 5% versus an add of 7%, but the growth is still there. It’s about 4.7, 4.8%, and also consumer products are growing, especially on the food and beverage segment, and we don’t see any weakness. As a matter of fact, we see rising consumption as organization is going up, more and more people are moving to urban centers. We have seen volume and value increase and we’ve been talking also of this calendar year we’ve increased prices as and when we needed to, and volume has been growing very strongly. We added more doors and sales are very strong. As a matter of fact, in India, we’ve gone aggressively with our advertising because the sales are so strong. You know, we’ve got outdoor, radio, it’s all happening out there. Our distribution is—you know, we’ve gone from one to four VPs (ph). Our aim is to double the number of VPs by the end of the fiscal, so this is well ahead of the plan which we laid out last year.

So on the Indian economy, on the food side, growth is still strong.

Eric Katzman: Okay, and then I guess if we look at I think last quarter the—your pricing, you had talked a little bit in more detail last quarter that you had raised prices on the back of the basmati crop and I assume that you haven’t given any of that back, so is it fair to say that your pricing is kind of mid to high teens versus a year ago?

Karan Chanana: Yes, that is correct.

Eric Katzman: Okay, and then the rupee has been down about 7, so that would imply you’ve probably had volume globally up 20 plus percent to make your 36% top line. That all sounds pretty reasonable, right?

Karan Chanana: The mid to high teens is pricing—is in dollar terms.

Eric Katzman: Right.

Karan Chanana: So volume would be adjusted for that to come to the number.

Eric Katzman: Okay, and then I think—are you saying in the release, because I think in the past you’ve kind of detailed what percentage of the business was rice versus not. Did you not ship any non-rice products? Is it basically the $108 million was all rice this quarter?

Karan Chanana: I think that will be given out in the (inaudible). If it’s not in a release, we’ll leave it out.

Eric Katzman: Okay.

Karan Chanana: But we’ve had institutional sales like we do so, you know, it’s (inaudible) our institutional sales verge anywhere between 2 to 8 or 9%, so on an annualized basis it will be the same.

Eric Katzman: Okay. Maybe Ashish or Katie could get back to us with that info. And then I’ll just, maybe last question here, on the UK launch, I thought that when you had talked about it previously you had very specific targets. I think you were—if my memory is correct, you were going into maybe Morrison’s and you were going to have X thousand outlets. Are you still on-track with that or has it taken a little bit longer and that’s why you were kind of saying that we’ll really see more of a ramp up in calendar—first quarter of calendar ’14.

Karan Chanana: We’ve gone into Morrison’s already. The product is on the shelf in the UK, so that’s happened. Okay? We’ve added distributors in the food service; the Amira brand is going in there. For other retailers, because everybody has a product cycle, we’re coming into Christmas, nobody is taking new product. So we’ve always maintained that we’re going to be following the retailer cycle, that’s why I said first quarter of next calendar year. Sales at Morrison’s are very healthy; we’re very happy with that. You know, the (inaudible) out there is good, so we’re on track.

Eric Katzman: Okay, great, and then last question before I pass it on, I guess the—you know, it’s been a year roughly since the IPO. You’ve gotten, finally gotten some credit for what you’ve been doing. I guess, you know, as part of the IPO you were taking, I think it was 40 countries and headed to 70. How many countries have you added in the past year? So 40 is now what? Out of, with the target of 70 over the next three to five?

Karan Chanana: We would maintain the target of getting to 70 countries and we layout the numbers. I think we’ve added four more countries already and we’re working on getting into three more countries by the first half of the next calendar year.

Eric Katzman: Okay, great. I’ll pass it on. Thank you.

Operator: Thank you. The next question is a follow up from the line of Thilo Wrede. Please go ahead.

Thilo Wrede: I just had two quick follow up questions. On the margin expansion that you had this quarter, how much of that was scale effects versus (inaudible) a benefit of lower costs on your dollar due to the rupee?

Karan Chanana: (Inaudible). We haven’t broken it out.

Thilo Wrede: Can you break it out?

Karan Chanana: Okay. I don’t know if we can break it out on a quarter basis but on an annual basis we will attempt to do that.

Thilo Wrede: Okay, and then the other question I had, you announced a new director for your Board this morning. Compared to the director who departed I think last month, is this—(inaudible) an upgrade, what’s the new skills that are coming to the Board there? How will that help you going forward?

Karan Chanana: The new director is in the UK and he’s going to help us with our UK launch and bringing the business here. So I think the clear add is to have somebody, you know, we have directors from the US, in some Middle East and have somebody here, in the UK.

Thilo Wrede: Okay. Okay, that’s all I had. Thank you.

Karan Chanana: Thank you.

Operator: Thank you. The next question is a follow up from Akshay Jagdale. Please go ahead.

Akshay Jagdale: Hey, and thanks for taking the follow up. Karan, just about the pricing and cost, so you’ve got high teens or mid- to high teens pricing going through this year, what were your costs tally up roughly this year?

Karan Chanana: I think (inaudible) financial year or this crop year? Can you just clarify that?

Akshay Jagdale: Yes, it’s for this crop year, and not obviously, not the one that’s happening right now, but the one that you’ve already sold, right? So your pricing is up roughly 16, 17, 18, whatever you want to call it, in US dollar terms. I was wondering with a flat crop last year, what was the cost of paddy out there?

Karan Chanana: The cost of paddy was up just shy of what we increased the price, so that’s—we got margin expansion as well.

Akshay Jagdale: All right, so in other words, I mean if I’m, I guess, reading this correctly is the key here is that the demand continues to grow much faster than supply in any given year, so even this year, even though you have a huge crop compared to a year ago, the fact that pricing or costs to the farmer are going to be up tell you that demand is perhaps even stronger this year?

Karan Chanana: We’ve seen so far demand being strong. We’ve come into a year when there’s no carry-forward of stock or very low carry-forward stock as a result of growing volumes, and we’ve been approximate so far from what we can tell you. We’re in the middle of the harvest season, so we see so far the crop being higher by 15%, which is healthy, but in line with what the natural volume growth of the industry is, and the demand has been—the volume demand at this pricing is even stronger.

Akshay Jagdale: Okay, and is there—can you—has there been any change in terms of where the demand is coming from? Or is it similar countries that are driving it in the UAE, et cetera continuing to drive that? Is there any one or two big countries that are emerging in the last couple of years in your opinion, for this product?

Karan Chanana: Wherever Indian basmati rice was down has always led to volume increases. We’ve seen, you know, (inaudible) demand coming in from all over the Middle East, even Europe, so, and India itself.

Akshay Jagdale: Okay. That’s all I have. Thank you.

Operator: Thank you. That is all the time we have for questions. I’d like to turn the floor back over to Management for any additional remarks.

Karan Chanana: I’d like to thank everybody for your interest in ANFI and we thank you for your continued support. We look forward to talking to you again when we report our next quarter, and until then, thank you. Bye bye.

Operator: Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time and thank you for your participation.